FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

May 11, 2007

Item 3: News Release:

A news release dated and issued on May 11, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Pacific North West Capital announces a $3,300,000 non-brokered private placement.

Item 5: Full Description of Material Change:

$3,300,000 NON-BROKERED PRIVATE PLACEMENT

May 11, 2007 Vancouver, BC – Pacific North West Capital Corp. (the “Company”) wishes to announce the following:

A non-brokered private placement of up to 6,000,000 units at a purchase price of $0.50 per unit for gross proceeds of up to $3,000,000.  Each unit will consist of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole Warrant entitling the holder thereof to purchase one additional common share of the Company for a period of eighteen months from the closing date at a price of $0.60 per share.

The proceeds from the private placement received from the sale of the units will be used for the acquisition of additional platinum group metal and nickel projects and working capital.

A non-brokered private placement of up to 600,000 flow-through units at a price of $0.50 per common share for gross proceeds of up to $300,000.  Each unit will consist of one flow-through common share in the capital of the Company and one-half of one non-transferable, non flow-through share purchase warrant, each whole Warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of eighteen months from the closing date at a price of $0.60 per share.

The proceeds of the private placement received from the sale of the flow-through shares will be used for drilling on the Company’s Option/Joint Venture with Xstrata plc in Timmins, Ontario.

A finder’s fee may be paid.

The foregoing is subject to regulatory approval.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is a premier explorer in the search for Platinum Group Metals (PGMs) in North America and is currently in the most aggressive acquisition phase of the company's history focusing on new PGM and Nickel projects. PFN is committed to advancing its existing projects and acquiring new PGM and base metals projects via self-funding or option/joint venture agreements with major mining companies. The company has a total of $4.5 million in working capital and no debt.

In late 2004 PFN established a Nickel Division and today has an Option / Joint Venture in the Timmins Mining District with Xstrata Nickel (previously Falconbridge Ltd). An extensive geophysical and ground proofing exploration program has been completed. PFN has expended approximately $1.4 million on the project to date. In the second week of May, a diamond drill program commenced to evaluate EM conductors to depths of 200 meters south of the Montcalm Mine claims, Timmins, Ontario.  The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).

Stillwater Mining Company (NYSE: SWC), the largest producer of palladium and platinum in the Western Hemisphere, recently purchased 11% of PFN and is a strategic partner in the search for new platinum group metal discoveries in North America. Stillwater Mining recently signed a letter of intent to invest $4.5 million into PFN’s Alaskan exploration and reconnaissance programs including the Goodnews Bay Platinum Project. PFN is the project operator.

PFN is currently exploring the River Valley Project, located near Sudbury, Ontario, joint ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum. Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

Current measured and indicated resources: 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional 2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (pt/pd). The objective of the 2006 $1.1 million Phase 9A budget was to extend the new Platinum Group Metal mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization. Recently, management presented Anglo Platinum with the 2007 work program and budget. PFN is the project operator.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"), mandated to put new mines into production. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration. PFN and SOQUEM recently announced a Phase Two 2007 budget of $460,000 to advance work on reconnaissance properties in Quebec.

PFN’s technical team is aggressively acquiring new PGM and base metal projects in Quebec, Ontario, Manitoba, Saskatchewan, British Columbia, the North West Territories and Alaska.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 11th day of May 2007.